FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2003

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

>

Lund Gold Ltd. News Release, Dated August 7, 2003,

>

Lund Gold Ltd. News Release, Dated August 18, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

September 2, 2003

By: “James G. Stewart”

         James G. Stewart

Its: Secretary

     (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

September 2, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

August 7, 2003

            Trading Symbol:  TSX Venture – LGD

NEWS RELEASE

Lund Gold Ltd. (“Lund”), is pleased to report that it has completed the non-brokered private placement with One Click Ventures Inc. (“OVX”) for  2,500,000 units of Lund at a price of $0.10 per unit.  Each unit is comprised of one common share and one share purchase warrant entitling the purchase of an additional common share at a price of $0.15 until August 1, 2005.  In connection with the private placement, Lund has paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) equal to 10% of the proceeds derived from the OVX Placement and issued to Canaccord agent’s warrants entitling the purchase of up to 625,000 shares of Lund at a price of $0.20 until August 1, 2005.  The shares issued under the private placement and any shares issued pursuant to the exercise of warrants forming part of the units, or pursuant to the exercise of agent’s warrants, are subject to a hold period which expires on December 1, 2003.

OVX will forthwith wind-up pursuant to applicable corporate laws and distribute the securities of Lund it has acquired pursuant to the OVX Placement pro-rata to the shareholders of OVX.

On behalf of the Board of Directors of

LUND GOLD LTD.

“R. Davidson for

J.G. Stewart”

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

August 18, 2003

            Trading Symbol:  TSX Venture – LGD

NEWS RELEASE

Lund Gold Ltd. (“Lund”), is pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 215,000 units at a price of $0.20 per unit to generate proceeds of $43,000. Each unit will consist of one common share of Lund and one non-transferable share purchase warrant entitling the purchase of an additional common share of Lund at a price of $0.25 per share for a two year period. The common shares which comprise a part of the units, and any common shares acquired on the exercise of the warrants which comprise a part of the units, are subject to a four-month hold period from the closing date of the private placement.

The proceeds of this private placement will be used to fund exploration of the Aldebara;n Property in the State of Amazonia, Brazil.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN